Yoshitsu Co., Ltd

August 27, 2021

Via Edgar

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yoshitsu Co., Ltd
Amended Draft Registration Statement on Form F-1
Submitted May 21, 2020
CIK No. 0001836242

Dear Mr. King:

This letter is in response to the letter dated June 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Yoshitsu Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Expanding into New Markets by Operating New Stores, page 67

1. We note your response to comment 6, including revised disclosure related to your expansion to Hong Kong, Australia, New Zealand and the UK by 2022. Please revise to expand your discussion of the risks associated with entry and operation in these markets.

In response to the Staff’s comments, we revised our disclosure on pages 15 and 61 of the Registration Statement to expand our discussion of the risks associated with entry and operation in Hong Kong, Australia, New Zealand, and the UK.

Related Party Transactions, page 91

2. We note your response to comment 16. Please disclose whether product sales to your related parties are on the same terms as those to your other customers. If the terms are more favorable for related parties, please summarize the material terms.

In response to the Staff’s comments, we revised our disclosure on page 85 of the Registration Statement to clarify that product sales to our related parties are on the same terms as those to our other customers.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC